                         SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, DC 20549

                                  AMENDMENT NO. 1

                                         TO

                                    FORM 12b-25

                            NOTIFICATION OF LATE FILING

                                                  Commission File Number 0-22688
                                                                         -------

(Check One):

/X/  Form 10-K and Form 10-KSB     / /  Form 11-K

/ /  Form 20-F      / /  Form 10-Q and Form 10-QSB     / /  Form N-SAR

For Period Ended  March 31, 1998
                  -------------------------------------------------------------
/ /  Transition Report on Form 10-K and 10-KSB

/ /  Transition Report on Form 20-F

/ /  Transition Report on Form 11-K

/ /  Transition Report on Form 10-Q and Form 10-QSB

/ /  Transition Report on Form N-SAR

For the Transition Period Ended
                                -----------------------------------------------

READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM.  PLEASE PRINT OR TYPE.

       Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

       If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
                                                       ------------------------

                                       PART I
                               REGISTRANT INFORMATION

       Full name of registrant   Macromedia, Inc.
                              ------------------------------------------------
       Former name if applicable
                                ----------------------------------------------
       Address of principal executive office (STREET AND NUMBER)
                                                                --------------
       600 Townsend Street, Suite 310W
       -----------------------------------------------------------------------
       City, state and zip code    San Francisco, CA  94103
                                ----------------------------------------------

                                      PART II
                               RULE 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.
(Check appropriate box.)

     / / (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     / / (b) The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     / /  (c) The accountant's statement or other exhibit required by Rule
              12b-25(c) has been attached if applicable.


                                      PART III
                                      NARRATIVE

       State below in reasonable detail the reasons why Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

       This Amendment No. 1 to Form 12b-25 relates to the Registrant's Form 12-b-25, filed with the Commission as of June 30, 1998 (the "Notification"), the text and filing of which related to the registrant's Form 10-K for the fiscal year ended March 31, 1998. The Notification, however, contained a typographical error indicating that it related to the registrant's Form 10-K, for the fiscal year ended March 31, 1997 rather than for the fiscal year ended March 31, 1998. Registrant is filing this Amendment No. 1 to the Notification to make clear its intention in connection with the filing of the Notification on June 30, 1998. The remainder of the text in this Part III is the text from Part III of the original notification.

       The Registrant did not file its Annual Report on Form 10-K within the prescribed time period due to an unexpected delay in final report processing caused by delays in obtaining signatures of key executive officers and directors of the registrant due to travel.

       The Registrant intends to file its Annual Report on Form 10-K for the fiscal year 1998 with the Commission on or before the first calendar day following the prescribed due date.

                                      PART IV
                                 OTHER INFORMATION

       (1) Name and telephone number of person to contact in regard to this notification.

               Elizabeth A. Nelson           (415)          252-2000
          ---------------------------------------------------------------------
               (Name)                      (Area Code) (Telephone Number)

       (2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                           / /  Yes     / /  No
       (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                           / /  Yes     / /  No
       If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                   Macromedia, Inc.
         --------------------------------------------------------------------
                              (Name of Registrant as Specified in Charter)

       Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date  September 22, 1998           By /s/ Elizabeth A. Nelson
    ---------------------             -----------------------------------------
                                        Elizabeth A. Nelson
                                        Senior Vice President and Chief
                                        Financial Officer

          INSTRUCTION.   The form may be signed by an executive officer of the
       registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                      ATTENTION

          Intentional misstatements or omissions of fact constitute Federal criminal violations (SEE 18 U.S.C. 1001).

                                GENERAL INSTRUCTIONS

          1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

          2. One signed original and four confirmed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, DC 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

          3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

          4. Amendments to the notifications must also be filed on Form 12B-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

          5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 12(b) or Regulation S-T.